Exhibit 99.1

Medigus: Charging Robotics to Install its Wireless EV Charging System with a Leading Automatic Carpark Provider

Upon successful completion of this evaluation, the parties will enter into a definitive agreement for purchase of Wireless EV Charging Systems.

Tel Aviv, Israel, Aug. 04, 2023 (GLOBE NEWSWIRE) --  Medigus Ltd. (Nasdaq: MDGS), a technology company engaged in electric vehicle charging solutions, advanced medical solutions and innovative internet technologies, today announced that Charging Robotics Ltd., a subsidiary of Fuel Doctor Holdings, Inc., (“FDOC”) a Delaware corporation listed on the OTC Market (67.15% owned by Medigus), received a Letter of Intent from an automatic car park provider in Israel to evaluate Charging Robotic’s wireless charging system for electric vehicles.

The wireless charging system is set to answer the unmet need of charging electric vehicles in automatic car parks. Automatic car parks are gaining popularity as they offer an ultra-efficient solution to park cars, while reducing expensive real estate costs. However, since these are “unmanned facilities, there is no way for the driver to connect a charging cable to the vehicle. This is a major concern, particularly in areas where electric vehicles are common, and automatic car park providers are constantly looking for technological solutions to meet growing demand.

Besides enabling EV charging in automatic car parks, the system has numerous advantages, including: (i) Seamless Integration: the wireless charging system will be seamlessly integrated into the automatic car park infrastructure, requiring minimal modifications to the existing layout. This ensures a minimum installation process while maximizing parking capacity; (ii) Convenient Charging Experience: drivers will start the system using a dedicated smart phone application, which will also notify the driver about the charging process; and (iii) Scalability and Adaptability: the system’s modular design enables easy scalability, allowing the parking lot operator to increase the number of chargers in the facility based on the number of electric vehicles. The system will be able to charge all electric vehicles at efficiencies of >93% which is outstanding for wireless charging systems.

About Charging Robotics

Charging Robotics develops various automatic wireless charging solutions such as robotic and stationary charging systems for electric vehicles. Once parked, the driver will start the charging process by use of a simple smartphone app and an autonomous robot will navigate under the vehicle and automatically charge it.

For further information, visit: https://www.chargingrobotics.com/.

About Medigus

Based in Israel, Medigus Ltd. (Nasdaq: MDGS) is a technologies company that is focused on innovative growth partnerships, mainly in advanced medical solutions, digital commerce, and electric vehicle markets. Medigus’ affiliations in the medical solutions arena consist of ownership in Polyrizon Ltd. The Company’s affiliates in digital commerce include Gix Internet Ltd., Jeffs’ Brands Ltd. and Eventer Technologies Ltd. In the electric vehicle market, Charging Robotics Ltd. and Revoltz, by way of Fuel Doctor Holding, Inc., are also part of the Company’s portfolio of technology solution providers. Medigus is traded on the Nasdaq Capital Market. To learn more about Medigus’ advanced technologies, please visit http://www.medigus.com/.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Medigus’ current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Medigus could differ materially from those described in or implied by the statements in this press release. For example, Medigus uses forward looking statements when describing the expected improvement in the Robotic Chargers.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed in any filings with the SEC. Except as otherwise required by law, Medigus undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Medigus is not responsible for the contents of third-party websites.

Company Contact

Tali Dinar

Chief Financial Officer

+972-8-6466-880

ir@medigus.com

Investor Relations Contact:

Michal Efraty

Investor Relations, Israel

+972-(0)52-3044404
michal@efraty.com